Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 22 DATED APRIL 5, 2018
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – WRE2230 LLC

On March 30, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $4,900,000, (the “Huron River Apartments Senior Loan”). The borrowing entity, WRE2230 LLC, a Michigan LLC (“WRE2230”), used the loan proceeds to acquire and renovate Huron River Apartments, a multifamily property located at 2230 Fuller Ct, Ann Arbor, MI 48105 (the “Huron River Apartments Property”). The property is currently improved with two buildings totaling 38 units (of which two are currently off-line). The borrower intends to renovate all 36 units and bring the two units without certificates of occupancy back on line. Of the 36 currently available unit, the property is 97.2% occupied.

WRE2230 is managed by the principal of Wickfield Properties, Bradley J. Hayosh. Mr. Hayosh founded Wickfield in 2007 as a real estate owner-operator, focused on the refinance, development, and operation of multifamily properties primarily located in the Michigan area. Wickfield manages a diverse real estate portfolio valued in excess of $250 million, which includes approximate 2,000+ residential units and approximately 600,000 SF of commercial space. Other than with regard to the senior loan and a previous preferred equity transaction, neither our Manager nor we are affiliated with Wickfield. This transaction would represent our second transaction with Wickfield.

At the closing of the Huron River Apartments Senior Loan, WRE2230 was capitalized with approximately $1,100,603 of equity from the borrower.

The Huron River Apartments Senior Loan bears an interest rate equal to the 1-month LIBOR Index + 5.75%, adjusted monthly with a minimum floor rate of 7.50%. A portion of the interest is required to be paid current, monthly, at a rate equal to 5.0% fixed per annum. The interest is required to be paid current on a monthly basis through the maturity date, March 29, 2020 (the “Huron River Apartments Senior Loan Maturity Date”). In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Huron River Apartments Senior Loan amount, paid directly by WRE2230.

There are no extension periods available during the term of the Huron River Apartments Senior Loan. The Huron River Apartments Senior Loan may be prepaid in whole or in part during the term of the Huron River Apartments Senior Loan; however, a 12-month minimum yield must be maintained.

The Guarantor has provided customary bad boy carve-out guarantees and completion guarantees.

As of its closing date, the Huron River Apartments Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 81.7%. The LTC ratio is the amount of the Huron River Apartments Senior Loan divided by the cost incurred from the property purchase and expected renovations and closing costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Huron River Apartments Senior Loan’s as-renovated loan-to-value ratio, or the LTV ratio, was approximately 79.0%. The LTV ratio is the amount of the Huron River Apartments Senior Loan divided by the February 2018 third-party appraised as-stabilized value of the Huron River Apartments Property. There can be no assurance that such value is correct.

The Huron River Apartments Property is located in the Ann Arbor submarket of the metro Detroit, MI market. The Huron River Apartments Property is located just north of the Huron River adjacent to a VA Hospital and close to the University of Michigan North Campus. The Huron River Apartments Property is located on Fuller Ct, with easy accessibility to Downtown via Broadway St.

As the Huron River Apartments Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.